1 / 1 FERROVIAL N.V. (“FERROVIAL” OR THE “COMPANY”, Ticker: “FER”) ANNOUNCES THE EFFECTIVENESS OF THE CONVERSION OF ITS LEGAL FORM Amsterdam, 30 April 2026 Reference is made to the announcement dated 9 April 2026, regarding the resolutions adopted by Ferrovial Shareholders Meeting held on that date, including the approval of the conversion of the Company’s legal form from a European Company (Societas Europaea, SE) into a Dutch public limited liability company (naamloze vennootschap or N.V.) (the “Conversion”). The notarial deed for the Conversion, together with the related amendment of the articles of association, has been executed today before a Dutch civil law notary. As a result, the Conversion has become effective as of today, 30 April 2026, in accordance with the section 2:18 of the Dutch Civil Code, and the legal and commercial name of the Company is now Ferrovial N.V. The notarial deed will be filed with the Dutch Trade Register in due course. As previously communicated to Ferrovial’s shareholders, the Company retains its legal personality; all assets and liabilities, rights, obligations and other legal relationships of Ferrovial SE remain with Ferrovial N.V.; and Ferrovial’s shares remain issued and continue to be listed and traded on the same stock exchanges. Further information on the Conversion is available in the agenda and explanatory notes for the 2026 Shareholders Meeting at Annual Shareholders Meeting | Ferrovial, and the updated articles of association of Ferrovial can be found at Corporate Policies - Shareholders and Investors | Ferrovial